UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 9, 2023 (May 9, 2023)

RMG ACQUISITION CORP. III
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40013	98-1574120
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

57 Ocean, Suite 403 5775 Collins Avenue
Miami Beach, Florida	33140
(Address of principal executive offices)	(Zip Code)

(786) 359-4103
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	RMGCU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	RMGC	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units	RMGCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On May 9, 2023, RMG Acquisition Corp. III, a Cayman Islands exempted company (“RMG III” or the “Company”) entered into an Agreement and Plan of Merger (“Merger Agreement”) by and between RMG III and H2B2 Electrolysis Technologies, Inc. (“H2B2”), a vertically integrated provider of hydrogen energy systems, services, and equipment. RMG III has also extended the date that it is required to consummate a business combination by one month to June 9, 2023, as the first of up to three one-month extensions, to August 9, 2023, permitted by RMG III’s governing documents. RMG III intends to exercise the right to use all of the remaining permitted extensions.

Upon the consummation of the transactions contemplated by the Merger Agreement, H2B2 will merge with and into RMG III, the separate existence of H2B2 will cease and RMG III will be the surviving corporation (the “Business Combination”). RMG III is expected to be renamed “H2B2 Electrolysis Technologies, Inc.” at the closing of the Business Combination.

There can be no assurance that the Business Combination will occur as planned or at all. The Company intends to file a Current Report on Form 8-K with a detailed description of the Merger Agreement, including the ancillary documents to the Merger Agreement, together with a copy of the Merger Agreement and the ancillary documents to the Merger Agreement, within four business days of entry into the Merger Agreement with the Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

RMG III intends to file with the SEC a registration statement on Form S-4, which will include a preliminary proxy statement/prospectus (a “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to RMG III’s shareholders as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the Proxy Statement/Prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: RMG Acquisition Corp. III, 57 Ocean, Suite 403, 5775 Collins Ave, Miami Beach, Florida 33140.

This communication may be deemed to be offering or solicitation material in respect of the Business Combination, which will be submitted to the shareholders of RMG III for their consideration. RMG III urges investors, shareholders and other interested persons to carefully read, when available, the preliminary and definitive Proxy Statement/Prospectus as well as other documents filed with the SEC (including any amendments or supplements to the Proxy Statement/Prospectus, as applicable), in each case, before making any investment or voting decision with respect to the Business Combination, because these documents will contain important information about RMG III, H2B2 and the Business Combination.

Participants in the Solicitation

RMG III and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Business Combination described herein under the rules of the SEC. Information about the directors and executive officers of RMG III and a description of their interests in RMG III and the Business Combination are set forth in RMG III’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on April 18, 2023 and the Proxy Statement/Prospectus, when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of any business combination. This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside RMG III’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the outcome of any legal proceedings that may be instituted in connection with the Business Combination; delays in obtaining, adverse contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Business Combination; the risk that the Business Combination disrupts current plans and operations; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably with customers and suppliers and retain key employees; costs related to the Business Combination; changes in the applicable laws or regulations; the possibility that H2B2 may be adversely affected by other economic, business, and/or competitive factors; the ongoing impact of the global COVID 19 pandemic; economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; the risk that the approval of the shareholders of RMG III for the Business Combination is not obtained; the amount of redemption requests made by RMG III’s shareholders and the amount of funds remaining in RMG III’s trust account after satisfaction of such requests; RMG III’s and H2B2’s ability to satisfy the conditions to closing the Business Combination; and those factors discussed in the Annual Report under the heading “Risk Factors,” and other documents of RMG III filed, or to be filed, with the SEC. RMG III does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 9, 2023

RMG ACQUISITION CORP. III

	By:	/s/ Robert S. Mancini
	Name:	Robert S. Mancini
	Title:	Chief Executive Officer